

February 5, 2015

Via E-mail
David Cass
President
Focus Ventures Ltd.
200 Burrard Street, Suite 650
Vancouver, British Columbia, Canada V6C 3L6

> **Re: Focus Ventures Ltd.**
> **Registration Statement on Form 20-F**
> **Filed January 9, 2015**
> **File No. 000-55349**

Dear Mr. Cass:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing an amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Property, Plants and Equipment, page 18

1.   We note your disclosure of assays up to certain amounts on pages 21 and 22. When reporting the results of sampling and chemical analyses, please revise your disclosure to address each of the following regarding mineralization of existing or potential economic significance on your property:

- Disclose only weighted-average sample analyses associated with a measured length or a substantial volume.

- Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.

- Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results

- Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

- Eliminate statements containing grade and/or sample-width ranges.

- Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

- Generally, use tables to improve readability of sample and drilling data.

- Soil samples may be disclosed as a weighted average value over an area.

- Refrain from reporting single soil sample values.

- Convert all ppb quantities to ppm quantities for disclosure.

- Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Please revise your disclosures to comply with this guidance. Please note the TSX Venture Exchange Corporate Finance Manual – Appendix 3F also addresses many of these items.

2. We note the statement on page 15 that you terminated an option agreement involving a portion of the Quebranta Project. Please revise the Quebranta discussion on page 22 to clarify the portion(s) of the project in which you continue to have an interest.

3. We note the statement on page 18 that you own no material plants or equipment. Please revise to clarify the nature and extent of your exploration activities undertaken directly, by your employees, or through consultants or other third parties.

Phosphate Properties, page 18

4. Please file the agreements through which you acquired ownership of your material mineral concessions or claims per Exhibit Instruction 4 of Form 20-F.

5. Please disclose the following information for each of your properties:

- The nature of your ownership or interest in the property.

- A description of all interests in your properties, including the terms of all underlying agreements and royalties.

- Please include certain identifying information, such as the property or concession names or numbers, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area of your properties.

- The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

- The area of your claims, either in hectares or in acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

6. Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- Any conditions that must be met in order to obtain or retain title to the property, whether you have surface and/or mineral rights.

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- A description of any work completed on the property and its present condition.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf

7. Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of your sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols

Maiden Resource Estimate, page 20

8.   All mineral resources must have reasonable prospects for economic extraction and provide disclosure of the key assumptions and parameters. These assumptions include the preliminary economic, mining, metallurgical, environmental, and pricing information used to constrain your mineral envelope, otherwise your mineral inventory, which includes non-economic materials, may also be reported as a resource. Please disclose the cutoff grade used to delimit your tonnage estimates along with the analysis and relevant factors that substantiate the cutoff grade used is based on reasonable economic assumptions. Alternatively, if your resource estimates are not based on economic parameters or cutoffs, please remove your resource estimates from your filing.

Legal Framework for Mining Activities in Peru, page 24

9.   We note the risk factor reference on page 7 to "regulations concerning business dealings with indigenous groups." Please revise here if material to address consultations or other requirements regarding indigenous groups.

Results of Operations, page 32

10.   We note that within the last paragraphs on pages 32 and 33 you state the reasons for the changes "were also the same as those provided in the quarterly comparison." Please clarify your disclosure to more specifically identify the other disclosure you reference, or remove the reference and include disclosure of the reasons for the changes.

Liquidity and Capital Resources, page 36

11.   Please provide a discussion of your liquidity that addresses your liquidity requirements, in quantified terms, on both a short-term (12 months) and long-term basis. Your discussion should disclose how you plan to address immediate funding needs and the funds necessary to achieve your business plans discussed on page 17 including your Phase 2 drill program. Refer to Item 5.B. of Form 20-F and Section III.C. in Securities Act Release No. 33-6835 for guidance. We note your cash position as of August 31, 2014 balance sheet.

Compensation, page 39

12.   Please provide the disclosure of compensation for the last full financial year, as required by Item 6.B. of Form 20-F.

Major Shareholders, page 44

13.   Please revise to disclose the natural person or persons who have voting and/or investment power for the shares held by Resource Capital and Equinox. See Item 7.A. of Form 20-F.

David Cass
Focus Ventures Ltd.
February 5, 2015
Page 5

Related Party Transactions, page 45

14.   Please provide the disclosure required by Item 7.B. of Form 20-F up to the date of your filing and not merely for the period ended November 2013.

Exhibits, page 65

15.   Please file the administrative services agreement with Gold Group as an exhibit or tell us why you believe you are not required to file this agreement.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   ·   staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   ·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact James Giugliano, Staff Accountant, at (202) 551-3319 or Angela Lumley, Staff Accountant, at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions on engineering related comments. Please contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or James Lopez, Legal Branch Chief, at (202) 551-3536 with any other questions.

                                        Sincerely,

                                        /s/ James Lopez (for)

                                        John Reynolds
                                        Assistant Director

cc (via email): Sally Whittall